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June 30, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St, NW
Washington, DC 20549-1004
Attn:  Rebekah Toton

Re:    IQ Biometrix, Inc. - Registration Statement on Form S-4
       (File No. 333-124027)

Ladies and Gentlemen:

         IQ Biometrix, Inc. (the "Company") hereby requests that the Securities and Exchange Commission take appropriate action to declare the Company's Registration Statement on Form S-4, as amended (File No. 333-124027) for the registration of shares of its Common Stock effective as of 12:00 p.m. Washington D.C. time on June 30, 2005, or as soon thereafter as possible.

         The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

                      IQ Biometrix, Inc.

                      /s/ William Scigliano
                      ---------------------
                      William Scigliano
                      Chief Executive Officer




                                                   2000 Bridge Parkway / Ste 201
                                                  Redwood Shores, CA 94065 / USA
              phone: 650.551.5277/ toll free 1.888.321.5553  / fax: 650.551.5288
                                                             www.iqbiometrix.com